Greenhill & Co., Inc.

300 Park Avenue

New York, NY 10022

(212) 389-1500

(212) 389-1700 Fax

July 19, 2016

John P. Nolan, Senior Assistant Chief Accountant

Office of Financial Services

Division of Corporate Finance, Mail Stop 4720

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Greenhill & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-32147

Dear Mr. Nolan:

This letter is in reference to your letter dated July 7, 2016 containing comments of the staff of the Division of Corporation Finance on the Form 10-K of Greenhill & Co. Inc. (the “Company”) described above.

As I mentioned in my telephone call on July 18 with Michael Volley of your office, the Company is currently in the process of preparing its earnings release and related Form 10-Q for the quarter ended June 30, 2016 as well as preparing for its annual shareholder meeting on July 29. As a result of those activities the Company has requested additional time to respond fully to the comments. I am confirming that, in accordance with my discussion with Mr. Volley, the Company anticipates responding to the comments contained in the July 7 letter on or before August 10, 2016.

If you have any questions, please call me at (212) 389-1516.

Sincerely,

/s/ Harold J. Rodriguez, Jr.

Harold J. Rodriguez, Jr.

Chief Accounting Officer

Cc:	Christopher Grubb
Patricia Moran